Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 30, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
22/04/2024	EXM	3,955	383.0612	1,515,007.05
23/04/2024	EXM	3,825	390.8463	1,494,987.10
24/04/2024	EXM	3,792	394.5558	1,496,155.59
25/04/2024	EXM	3,922	389.1743	1,526,341.60
26/04/2024	EXM	3,873	390.2185	1,511,316.25
29/04/2024	EXM	3,786	392.6326	1,486,507.02
Total	—	23,153	390.0278	9,030,314.61

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till April 29, 2024, the total invested consideration has been:
•Euro 187,894,758.95 for No. 539,743 common shares purchased on the EXM
•USD 54,391,165.62 (Euro 49,994,518.23*) for No. 140,501 common shares purchased on the NYSE.

As of April 29, 2024, the Company held in treasury No. 13,873,821 common shares equal to 5.40% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until April 29, 2024, the Company has purchased a total of 3,049,717 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 810,633,803.31.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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